(As filed December 15, 1999)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                    ALLIANT ENERGY RENEWABLE RESOURCES, LTD.
                        Clarendon House, 2 Church Street
                             Hamilton HM 11, Bermuda

                -------------------------------------------------
                        (Name of foreign utility company)


                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                                 General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

     Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Alliant Energy Renewable Resources, Ltd. ("AERC"), a Bermuda company, hereby notifies the Securities and Exchange Commission (the "Commission") that AERC is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.


ITEM 1.   NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
          -------------------------------------------------

     The name and business address of the company claiming FUCO status is as follows:

     Alliant Energy Renewable Resources, Ltd.
     Clarendon House, 2 Church Street
     Hamilton HM 11, Bermuda

     AERC is a wholly-owned subsidiary of Alliant Energy International, Inc. (formerly IES International, Inc.), which is itself a wholly-owned indirect subsidiary of Alliant Energy and a FUCO.1 AERC was formed to invest, together with other unrelated investors, in a portfolio of small electricity generation projects fueled primarily from renewable energy sources which are located in emerging foreign markets. These projects will consist primarily of generating units in excess of 7 MW (net) and may also include related energy conservation and efficiency equipment. These projects will be developed in any of the emerging market nations eligible for International Finance Corporation financing,.


ITEM 2.   DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF AERC.
          ----------------------------------------------------

     The following companies, each of which is a direct or indirect subsidiary of Alliant Energy, are domestic public utility companies and associate companies of AERC: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, none of the Domestic Utilities has any relationship with AERC.



--------
1 See Form U-57 Notification of Foreign Utility Company Status, dated April 23, 1998, filed on behalf of IES International Inc. (now Alliant Energy International, Inc.). Alliant Energy International, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc., which in turn is wholly-owned by Alliant Energy.

                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                            ALLIANT ENERGY CORPORATION


                                            By:   /s/ Barbara J. Swan
                                                  ---------------------
                                                  Barbara J. Swan
                                                  Executive Vice President
                                                  and General Counsel


Date:  December 15, 1999